Exhibit 99.2

Shareholders of Aurinia Pharmaceuticals Inc.

Aurinia’s Future is in Your Hands

June 2, 2019

Dear Fellow Shareholders,

ILJIN SNT Co., Ltd. (“ILJIN” or the “Concerned Shareholder”) and its affiliated companies (collectively, the “ILJIN Group”) are significant shareholders of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Corporation”), with an approximate 14% ownership interest. We are long-time enthusiastic believers in the commercial potential of voclosporin, having first become involved with the drug through a development, distribution and licensing arrangement with Isotechnika Pharma Inc. (“Isotechnika”), a predecessor company to Aurinia, in 2010. As part of the transactions by which Isotechnika and Aurinia merged in 2013 (and continued under the name “Aurinia Pharmaceuticals Inc.”), the ILJIN Group became a significant shareholder in Aurinia when Aurinia reacquired full rights to voclosporin from the ILJIN Group.

Since Aurinia’s merger with Isotechnika, the ILJIN Group has unfailingly supported the Corporation, placing its trust and its significant economic investment in the hands of Aurinia’s board of directors and management to advance the drug through clinical trials and to commercial applications for lupus nephritis (“LN”), dry eye syndrome (“DES”) and focal segmental glomerulosclerosis (“FSGS”). While other shareholders have reduced their exposure to Aurinia significantly or exited entirely over the past several years, ILJIN has in fact participated in incremental offerings by Aurinia to help it achieve its objectives and voclosporin’s unrealized potential. In 2018 and year-to-date 2019 alone, the ILJIN Group acquired an additional 827,641 common shares of Aurinia from treasury for an aggregate of approximately $2.3 million.

However, since announcing positive long-term outcomes for patients suffering from LN, followed by a significant public offering of stock in March 2017, Aurinia has failed to communicate or execute a coherent strategy to maintain its momentum and to realize the tremendous potential of voclosporin. Shareholders, ILJIN included, are losing confidence in a board of directors and management team whose interests are increasingly at odds with shareholders, as reflected in rising executive compensation, minimal stock ownership and an egregious lack of independence. There can be no other explanation for the fact that Aurinia’s share price has failed to move materially over the past two years.

No shareholder has been more committed to Aurinia’s success and shown more patience with Aurinia’s board of directors and management than ILJIN.

But enough is enough.

It is abundantly clear that Aurinia shareholders require a board of directors that aligns with shareholders and that can guide the company toward successful commercialization of voclosporin. For this reason, ILJIN has taken the step of nominating three (3) highly qualified and independent directors, who will act in the interest of all shareholders to realize voclosporin’s full potential.

Now. Finally. Aurinia’s Future is in Your Hands.

In our months of dialogue with the Aurinia board and management about the Corporation’s challenges, our message has remained constant. We believe that Aurinia requires, and its shareholders deserve, a board of directors that:

•                  Embodies corporate governance best practices, rather than flouting them.

•                  Aligns board and executive compensation and expenses with shareholders’ interests, rather than rewarding non-performance.

•                  Demonstrates true independence from one another and management (current and former), rather than looking out for each other first.

•                  Supports and accelerates the Corporation’s strategy execution, rather than sitting idly by as the Corporation potentially squanders its tremendous opportunity.

Upon their successful election, we expect that our nominees, through the Governance & Nomination Committee and the Compensation Committee, as applicable, will help implement governance and compensation best practices at Aurinia to unlock shareholder value and rebuild shareholder confidence. Our Concerned Shareholder nominees can be expected to take the following steps, among others:

YOUR SUPPORT IS EXTREMELY IMPORTANT — VOTE ONLY YOUR GREEN PROXY OR GREEN VIF TODAY

For questions or assistance, please contact ILJIN’s strategic shareholder advisor and proxy solicitor, Gryphon, at 1-833-266-0365 toll-free in North America, or 1-416-661-6592 outside of North America (collect calls accepted), or by e-mail at inquiries@gryphon.ca.

To keep current with further developments and to vote your shares, visit www.aHealthierAurinia.com.

1.              Implement a robust share ownership guideline for directors and executives to inhibit excessive risk taking and to promote share ownership and alignment.

2.              Implement performance-based equity compensation for named executive officers; a minimum of 50% of the equity pay mix will consist of performance share units tied to rigorous performance metrics.

3.              Establish a robust shareholder engagement program that ensures that shareholder voices are heard and that shareholders will have regular dialogue with the board.

4.              Adopt a clawback policy to restrict excessive risk-taking and prevent windfall for executives.

5.              Review the audit fees and relationship with the auditors to ensure the non-audit fees are maintained at an appropriate level.

6.              Establish an effective board refreshment policy to ensure that the new nominees are truly independent.

7.              Revisit Aurinia’s gender diversity policy to ensure it is structured in accordance with best corporate governance practices and with a proposed target of at least two female directors on the board by the 2020 annual meeting.

8.              Review the severance agreements of existing named executive officers to ensure that all change of control provisions align with best governance practices.

Our Concerned Shareholder Nominees can also be expected to undertake actions in concert with the remaining board members to unlock shareholder value, including:

1.              Thoroughly reviewing corporate SG&A for opportunities for efficiency gains.

2.              Thoroughly reviewing R&D expenses, including Aurinia’s relationships with third parties (including contract research organizations) and its own internal processes for opportunities for efficiency gains and alternatives to institutional complacency.

3.              Revisiting the drivers of overall compensation growth and working with suitable external advisors to develop a compensation program that encourages and motivates employees while facilitating the achievement of corporate objectives and compensation expense control.

4.              Developing a long-term strategy as a standalone pharmaceutical company, including fully pursuing Aurinia’s current and future alternative applications of voclosporin and to move market perception away from a binary bet on the success of voclosporin in treating LN.

ILJIN HAS NOMINATED THREE (3) INDEPENDENT DIRECTORS TO STRENGTHEN THE BOARD, REMOVE CONFLICTS AND GIVE AURINIA SHAREHOLDERS CONTROL OF THEIR COMPANY

We have noted Aurinia’s recent letter to shareholders disingenuously implying that ILJIN is intending to take “effective control” of Aurinia without paying Aurinia’s shareholders a premium. Nothing could be further from the truth.

We had originally proposed four (4) nominees under Aurinia’s advance notice bylaw to preserve our ability to be responsive to Aurinia’s circular once released, as we did not know at the time at what size the board would be fixed and the advance notice bylaw is inflexible on the ability to later add nominees. Now that Aurinia has definitively proposed to fix the number of directors at eight (8), we are proposing a minority slate of three (3) directors for appointment, which is consistent with our message. Further, one of our nominees is proposed to be appointed in lieu of our current representative on the board of directors, Dr. Hyuek Joon Lee.

ILJIN does not want to, nor can it with a three (3) director minority slate, take control. Rather, ILJIN wants to give all shareholders more control. Unlike the complicated web of relationships which bind the current board members together in a ball of allegiances and loyalties that conflict with their duties to shareholders, ILJIN’s nominees have no prior relationships with each other of any nature and have been selected because they have the requisite expertise and can be expected to act independently of each other and of ILJIN.

We ask that you review the attached Proxy Circular and urge you to support us and vote for change in the board of directors of Aurinia by only using and voting the GREEN universal proxy or voting instruction form enclosed with the Proxy Circular. Discard and do not use the YELLOW proxy or voting instruction form that was included with the management information circular distributed by Aurinia.

For more information or if you require assistance with voting your accompanying GREEN universal proxy or voting instruction form, please contact our proxy solicitation agent, Gryphon Advisors Inc., using the contact information set out below and on the front and back pages of the Proxy Circular.

We believe the Proposed Nominees have the required discipline and skill set to take Aurinia to the next phase of its existence and are confident that you will come to the same conclusion. We welcome all Shareholders to join us and vote for change. We look forward to your support.

Aurinia’s future is in your hands.

Sincerely,

(signed) “Young-Hwa Kim”
Chief Executive Officer
ILJIN SNT Co., Ltd.